12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS

21 February 2006

06011516

Securities and Exchange Commis:
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA


PROCESSING
SECTION
SEC MAIL
WASH., D.C.

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and lodgement of documents with the Australian Securities & Investments Commission:

Date of Announcement/Lodgement	To:	Title	No of pages
12 January 2006	ASX	Approval to restart Phase IIa trial in MS patients	3
19 January 2006	ASX	Appendix 4C – Quarterly Cashflow report	5
17 February 2006	ASX	Half Year Report	23
17 February 2006	ASX	Share Placement to Institutional & Professional Investors	2
21 February 2006	ASIC	Half Yearly Report	20

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Encls.


ANTISENSE THERAPEUTICS

12 January 2006

Approval to restart Phase IIa trial in MS patients

Antisense Therapeutics is pleased to report that the Ethics Committee of the University of Essen in Germany has approved the company's application to restart the Phase IIa trial of its antisense compound, ATL1102, for patients with relapsing remitting multiple sclerosis. The University of Essen is the primary trial site for the Phase IIa clinical trial. The Company now has the requisite approval and regulatory documentation in place to restart the Phase IIa trial at this centre.

Patient enrolment and dosing are expected to commence at the University of Essen in February/March 2006. The other 8 trial centres will, in turn, be initiated in the coming months. The treatment and patient monitoring stages of the 80-patient trial are expected to be completed by the end of 2006 assuming patient recruitment proceeds at the anticipated rate.

The Ethics Committee approval follows the recommendation of a specially convened Medical Advisory Board of independent medical experts to continue the drug's development.

Antisense CEO Mark Diamond said "We are pleased to have received this approval to progress the further development of our MS drug, which as stated by the Medical Advisory Board, appears to have significant potential as a therapeutic agent in relapsing-remitting MS."

He added that "The Company has been focussed on restarting the Phase IIa trial for ATL1102 in MS patients in an endeavour to restore the shareholder value that has been created over the last 4 years through successful preclinical animal studies and the completion of a Phase 1 clinical trial in humans."

ATL1102 is a second-generation antisense inhibitor of an immune system protein called VLA-4 and is designed to block the synthesis of VLA-4 which is known to play a part in both the onset and progression of multiple sclerosis. ATL1102's mechanism of action in blocking VLA-4 is different to other drugs in development that target VLA-4 (including the monoclonal antibody Tysabri®) and represents a novel therapeutic approach to the treatment of MS.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004 there remains a high demand for more effective and better tolerated treatments.

The Phase IIa trial of ATL1102 will assess the activity and safety of the drug in MS patients.

Additional information:

1. Background re development of ATL1102
2. Study design
3. Update on MS treatment Tysabri®
4. About ATL1102 for multiple sclerosis
5. About Antisense Therapeutics Limited

1. Background re development of ATL1102

After successful results in preclinical animal studies and a Phase I trial in humans, Phase II clinical trials on ATL1102 commenced in December 2004.

This trial was voluntarily halted by Antisense Therapeutics in March 2005 in light of safety issues associated with Biogen Idec and Elan Corporation's multiple sclerosis drug Tysabri® and in May 2005 the company established and convened an independent Medical Advisory Board (MAB) to consider the potential development paths for ATL1102. Although ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, both compounds target the same immune system protein (VLA-4).

In August 2005, the MAB unanimously recommended that the company continue the development of ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues related to JC viral activation and the appearance of progressive multifocal leukoencephalopathy (PML) reported in the Tysabri® trials. The directors of Antisense Therapeutics accepted and agreed with this recommendation.

Apart from the addition of the suggested safety parameters, the trial design and clinical assessment objectives remain the same for the Phase IIa trial as reported by the company when this trial was first initiated in December 2004 with the exception that anticipated patient numbers have increased from 60 to 80 as reported in February 2005.

2. Phase IIa study design summary

This study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in approximately 80 patients with relapsing-remitting MS. Patients will receive ATL1102 or placebo over eight weeks. ATL1102 will be delivered by subcutaneous injection on a twice-a-week dosing schedule at a dose of 400 mg per week. The goal of the Phase 2a trial is to obtain preliminary evidence of the drug's effectiveness which will be evaluated using MRI (magnetic resonance imaging) indices. MRI's will be conducted at monthly intervals over the 8 week dosing period and at monthly intervals during the 8 week period following completion of dosing.

The trial will be conducted at 9 sites across Germany, which includes the primary trial centre, for which Ethics Committee approval has been received. Applications to initiate these other sites have been filed with the Institutional Review Boards and Ethics Committees of the respective participating centres. Enrolment and dosing will commence at each site as the requisite approvals are received.

3. Update on Tysabri®

Since announcing that they had voluntarily suspended Tysabri from the U.S. market and all ongoing clinical trials based on reports of PML, Biogen Idec (Biogen) and Elan Corporation (Elan) have reported that they have "completed a comprehensive safety evaluation of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported" (17 November 2005 Biogen news release).

On November 17, 2005 Biogen and Elan announced that "the supplemental Biologics License Application (sBLA) for Tysabri® (natalizumab) for the treatment of multiple sclerosis has been accepted and designated for Priority Review by the U.S. Food and Drug Administration (FDA). The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need. Based on the FDA's designation of Priority Review for Tysabri® in MS, the companies anticipate action by the Agency approximately six months from the submission date [September 26, 2005], rather than 10 months for a standard review."

4. About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

While the current market for MS drugs is large (in excess of US$4 Billion per annum) there continues to be a high demand for improved MS therapies. The directors of Antisense Therapeutics believe ATL1102 could have significant commercial potential should clinical investigations show the compound to be suitably safe and effective.

5. About Antisense Therapeutics Limited (ASX:ANP)

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. The company's product pipeline includes ATL1102 for Multiple Sclerosis, and ATL1101 for Psoriasis, both of which have advanced to the stage of human clinical trials and ATL1103, a potential treatment for growth (acromegaly) and sight disorders (diabetic retinopathy and wet-are related macular degeneration), which is in pre-clinical development.

ANP's major shareholders include Circadian Technologies Limited (ASX:CIR) and Isis Pharmaceuticals Inc.(NASDAQ:ISIS)

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9646 5900

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN	Quarter ended ("current quarter")
41 095 060 745	31 DECEMBER 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		(26)	69
	GST Collected		(9)	(7)
1.2	Payments for	(a) staff costs	(462)	(940)
		(b) advertising and marketing	-	-
		(c) research and development	(477)	(889)
		(d) leased assets		
		(e) other working capital *	(185)	(306)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		100	214
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	- Income Tax refund		-	-
	Net operating cash flows		(1,059)	(1,859)

** Includes GST paid to suppliers.*

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)		
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(2)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual	-	-
	property	-	-
	(d) physical non-	-	-
	current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1)	(2)
1.14	**Total operating and investing cash flows**	(1,061)	(1,861)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - costs relating to issue of shares	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1,061)	(1,861)
1.21	Cash at beginning of quarter/year to date	8,021	8,821
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,960	6,960

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	261
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $121,256 (YTD: $249,607).
(b) Dr Stanley Crooke, a director of the Company is also a director of Isis Pharmaceuticals Inc ("Isis"). A total amount of $119,167 (YTD: $147,727) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $20,263 (YTD: $62,637) was paid to the MCRI for facilities provided and services performed by them for ATL.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not applicable.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,960	2,020
4.2	Deposits at call	5,000	6,000
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	6,960	8,020

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mark Diamond Date: 19 January 2006

Print name: Mark Diamond

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



ANTISENSE THERAPEUTICS

17 February 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

HALF-YEAR REPORT (REVIEWED) - 31 December 2005

In accordance with Listing Rule 4.2A we enclose the Half-Year Report (Appendix 4D) (reviewed) on the results of Antisense Therapeutics Limited ('Antisense Therapeutics') for the half-year ended 31 December 2005.

Results

The Directors report a loss of $2,799,607 (2004: $3,620,714). The loss is after fully expensing all research and development costs.

The current reporting period result reflects a decrease in research and development expenditure compared to the half-year ended 31 December 2004. This decrease in research and development activity is associated with the halt of the Phase IIa clinical trial of ATL1102 and the completion during the period of the ATL1101 "proof of concept" clinical study.

The company was pleased to report in January 2006, that it had received approval from the Ethics Committee of the University of Essen in Germany to restart the Phase IIa clinical trial of ATL1102 in patients with relapsing remitting multiple sclerosis.

Antisense Therapeutics has no borrowings and has cash and bank term deposits as at 16 February 2006 amounting to $6.5 million.

Earlier today, the company announced that it has received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million. The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange (ASX) Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Details regarding the progress of the company's operations are provided in the Directors' Report included in the Half-Year Report attached.

This letter and the attached Half-Year Report form part of this announcement to the Australian Stock Exchange Limited and should be read in conjunction with the company's Annual Report for the year ended 30 June 2005.

Yours faithfully

Mark Diamond
Managing Director

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

APPENDIX 4D

Half-Year Report

Name of entity:	**ANTISENSE THERAPEUTICS LIMITED**
ABN:	**41 095 060 745**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2005**
Previous Corresponding period:	HALF YEAR ENDED 31 DECEMBER 2004

INDEX

THIS HALF-YEAR REPORT IS TO BE READ IN CONJUNCTION WITH THE COMPANY'S 2005 ANNUAL REPORT

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Antisense Therapeutics Limited for the half-year ended 31 December 2005 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to half year to 31/12/04 %**		**Half year to 31/12/05 $**
Revenues from ordinary activities	Down	35%	to	210,279
Loss from ordinary activities after tax attributable to members	Down	23%	to	(2,799,607)
Loss for the period attributable to members	Down	23%	to	(2,799,607)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief Explanation of figures reported above:

The current reporting period result reflects a decrease in research and development expenditure compared to the half-year ended 31 December 2004. This decrease in research and development activity is associated with the halt of the Phase IIa clinical trial of ATL1102 (which is to be restarted in 2006) and the completion, during the period, of the ATL1101 "proof of concept" clinical study.

For further details relating to the current period's results, refer to the Directors' Report contained within the Financial Report for the half-year ended 31 December 2005.

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

DIRECTORS' REPORT

The Board of Directors of Antisense Therapeutics Limited ("ATL" or "company") has pleasure in submitting its report in respect of the financial half-year ended 31 December 2005.

Directors

The names of the directors in office during or since the end of the half-year are:

Mr Robert W Moses (Chairman)
Mr Mark Diamond (Managing Director)
Dr Chris Belyea
Dr Stanley Crooke
Prof Graham Mitchell
Prof George Werther

Unless otherwise indicated, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activity of the company is to utilise antisense technology to develop therapeutics for important human diseases.

Results and Review of Operations

Results
The Company reported a loss for the half-year of $2,799,607 (2004: $3,620,714). The loss is after fully expensing all research and development costs.

The current reporting period result reflects a decrease in research and development expenditure compared to the half-year ended 31 December 2004. This decrease in research and development activity is associated with the halt of the Phase IIa clinical trial of ATL1102 (which is to be restarted in 2006) and the completion, during the period, of the ATL1101 "proof of concept" clinical study.

Review of Operations
Detailed below is an update on the status of the Company's development projects and overall operations for the half-year ended 31 December 2005.

Antisense Therapeutics Limited's 30 June 2005 annual report contains detailed background information relating to its operations including its research and development projects and collaboration partners/agreements and should be read in conjunction with this report.

Multiple Sclerosis (ATL1102) Project
ATL1102 is a second generation antisense inhibitor of an immune system protein called VLA-4 and is designed to block the synthesis of this protein which is known to play a key role in the onset and progression of multiple sclerosis (MS).

On 12 January 2006, the company was pleased to report that the Ethics Committee of the University of Essen in Germany had approved the company's application to restart the Phase IIa trial. Patient enrolment and dosing are expected to commence at this centre in 1Q'06. This trial had been voluntarily halted by Antisense

Therapeutics in March 2005 in light of safety issues associated with Biogen Idec and Elan Corporation's multiple sclerosis drug Tysabri® and in May 2005 the company established and convened an independent Medical Advisory Board (MAB) to consider the potential development paths for ATL1102. Although ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, both compounds target the same immune system protein (VLA-4).

In August 2005, the MAB unanimously recommended that the company continue the development of ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues related to JC viral activation and the appearance of progressive multifocal leukoencephalopathy (PML) reported in the Tysabri® trials. The directors of Antisense Therapeutics accepted and agreed with this recommendation.

Outlook

The trial will be conducted at 9 sites across Germany, which includes the primary trial centre, for which Ethics Committee approval has been received. Applications to initiate these other sites have been filed with the Institutional Review Boards and Ethics Committees of the respective participating centres. Enrolment and dosing will commence at each site as the requisite approvals are received.

Psoriasis (ATL1101) Project

ATL1101 is a 2nd generation antisense inhibitor designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis. ATL1101 is being developed as a topical cream for the treatment of mild to moderate plaque psoriasis.

The psoriasis study is supported by a Commonwealth Government R&D Start grant of $1.1 million.

On 4 October 2005, the company announced results from its "proof of concept" study of ATL1101 in patients with psoriasis. In this study ATL1101 cream demonstrated activity in the psoriasis patients and was well tolerated. ATL1101 was also compared to two currently marketed prescription medications for the treatment of psoriasis (calcipotriol and betamethasone) and these products were found to be more effective than ATL1101 in this study.

ATL1101 may show improved efficacy in a larger, longer-term clinical trial, or improved activity through possible formulation enhancement or by combining the product with another agent to increase its usefulness or utility. Accordingly, the Company is exploring the opportunity to continue the development of ATL1101 with relevant pharmaceutical companies.

ATL1103 for Acromegaly, Sight Disorders and Macular Degeneration

ATL1103, a 2nd generation antisense inhibitor of the growth hormone receptor, is being developed as a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (abnormal growth disorder of the organs, face, hands, feet), and sight disorders such as diabetic retinopathy and wet age-related macular degeneration.

On 12 September 2005, the company announced results showing that ATL1103 significantly reduced retinal neovascularisation (new blood vessel formation) in an animal model of retinopathy. These results highlight the therapeutic potential of ATL1103 as a prospective treatment for diabetic retinopathy and wet age-related macular degeneration, two major causes of blindness.

Outlook

The company is in the process of testing 3 potential lead antisense compounds in a primate study and if successful will select the best performing of these compounds to take into clinical development with the placing of orders for active pharmaceutical ingredient for use in the pre-clinical safety studies that are the precursor to human clinical trials.

Events after Balance sheet Date

On 17 February 2006 the company announced that it had received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million.

The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange (ASX) Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this report for the period ended 31 December 2005.

Auditor's Independence Declaration

The Directors have obtained a declaration of independence from Ernst & Young, the company's auditors, which is attached to this report.

For and on behalf of the Board:

Mark Diamond
Director

Robert Moses
Director

Melbourne
17 February 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Antisense Therapeutics Limited

In relation to our review of the financial report of Antisense Therapeutics Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
17 February 2006

Antisense Therapeutics Limited
ABN 41 095 060 745

Half-Year Financial Report 31 December 2005

Condensed Income Statement

For the Half-Year Ended 31 December 2005

	Note	2005 $	2004 $
Revenue	2	210,279	325,161
Other Income		80,077	163,965
Administrative expenses		(632,283)	(609,745)
Occupancy expenses		(50,265)	(51,752)
Patent expenses		(102,759)	(47,291)
Research and development expenses		(1,659,397)	(2,762,303)
Research and development expenses - amortisation of intellectual property		(638,750)	(638,750)
Share Based Payment		(6,509)	0
Loss before income tax		**(2,799,607)**	**(3,620,714)**
Income tax benefit			-
Net loss for the period		**(2,799,607)**	**(3,620,714)**
Net loss attributable to members of Antisense Therapeutics Limited		**(2,799,607)**	**(3,620,714)**
Earnings per share (cents per share)			
- basic for profit for the half-year		(0.79)	(1.02)
- diluted for profit for the half-year		(0.79)	(1.02)

Condensed Balance Sheet
As at 31 December 2005

	Note	As at 31 December 2005 $	As at 30 June 2005 $
ASSETS			
Current Assets			
Cash and cash equivalents		6,960,048	8,821,132
Trade and other receivables		53,012	83,662
Prepayments		379,442	395,924
Total Current Assets		7,392,502	9,300,718
Non-Current Assets			
Property, plant and equipment		30,129	38,350
Intangible assets		1,244,250	1,883,000
Total Non-Current Assets		1,274,379	1,921,350
TOTAL ASSETS		8,666,881	11,222,068
Current Liabilities			
Trade and other payables		521,596	249,267
Provisions		73,938	108,457
Total Current Liabilities		595,534	357,724
TOTAL LIABILITIES		595,534	357,724
NET ASSETS		8,071,347	10,864,344
Equity			
Issued Capital	3	33,836,665	33,836,565
Accumulated losses		(26,497,712)	(23,698,106)
Reserves		725,885	725,885
Employee Option Reserve		6,509	-
Total Equity		8,071,347	10,864,344

Condensed Cash Flow Statement
For the Half-Year Ended 31 December 2005

	Note	2005 $	2004 $
Cash Flows from operating activities			
Receipts from customers		213,969	314,788
Payments to suppliers and employees		(2,142,774)	(3,929,036)
Receipt of government grants		69,213	34,959
Net cash flows used in operating activities		(1,859,592)	(3,579,289)
Cash Flows from investing activities			
Purchase of property, plant and equipment		(1,592)	(11,995)
Net cash flows used in investing activities		(1,592)	(11,995)
Cash Flows from financing activities			
Proceeds from issue of shares and options		100	968
Other			(3,969)
Net cash flows used in financing activities		100	(3,001)
Net increase / (decrease) in cash and cash equivalents		(1,861,084)	(3,594,285)
Cash and cash equivalents at beginning of period		8,821,132	14,421,231
Cash and cash equivalents at end of period	7	6,960,048	10,826,948

Condensed Statement of Changes in Equity

For the Half-Year Ended 31 December 2005

	Issued Capital $	Retained Earnings $	Other Reserves $	Total Equity $
At 1 July 2004	33,839,365	(17,432,267)	725,885	17,132,983
Loss for the period		(3,620,714)		(3,620,714)
Exercise of Options	969			969
Transaction costs arising on share issues	(3,969)			(3,969)
Cost of share-based payment				
At 31 December 2004	33,836,365	(21,052,981)	725,885	13,509,269
At 1 July 2005	33,836,565	(23,698,106)	725,885	10,864,344
Loss for the period		(2,799,607)		(2,799,607)
Exercise of Options	100			100
Transaction costs arising on share issues				
Cost of share-based payment			6,509	6,509
At 31 December 2005	33,836,665	(26,497,712)	732,394	8,071,347

Notes to the Half-Year Financial Statements

For the Half-Year ended 31 December 2005

Note 1. Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Antisense Therapeutics Limited as at 30 June 2005. The 30 June 2005 annual financial report was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP"). It is also recommended that the half-year financial report be considered together with any public announcements made by Antisense Therapeutics Limited during the half-year ended 31 December 2005 in accordance with its continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The half-year financial report has been prepared in accordance with historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Going Concern Basis of Preparation

This financial report has been prepared on a going concern basis. In common with start-up biotechnology companies:

- the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken; and
- the going concern basis assumes that the existing cash reserves and future capital raisings will be sufficient to enable the company to successfully execute its existing and future plans.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation nor of the inability of the company to obtain adequate funding. The ability of the company to realise the carrying value of the intangible asset is subject to successful operation of the company's existing and future plans.

(c) Statement of compliance

This half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(d) below.

(d) Summary of significant accounting policies

(i) Foreign currency translation

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

(ii) Property, plant and equipment

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any indication of impairment exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

(iii) Intangible Assets

Intangible assets are amortised on a straight-line basis over the term of the rights granted, which is currently expected to be five years. The intangible assets are tested for impairment where an indicator of impairment exists and useful lives are examined at each balance date and adjustments, where applicable are charged to the Income Statement .

(iv) Research and Development Costs

Research costs are expensed as incurred.

Development costs are carried forward when future recoverability can reasonably assured.

The carrying value of development costs is reviewed for impairment when an indicator of impairment arises indicating that the carrying value may not be recoverable.

(v) Recoverable amounts of non-current assets

At each reporting date, the company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined fro the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

(vi) Trade and other receivables

Receivables are recognised and carried at the nominal amount due, which approximates fair value because of their short-term nature. Interest is taken up as income on an accrual basis.

(vii) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(viii) Share-based payment transactions

The company provides benefits to employees (including directors) of the company in the form of share-based payment transactions, whereby employees are provided with long-term incentives through the company's Employee Option Plan.

The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model. The cost of these transactions is recognised, together with a corresponding increase in equity, over the period in which the options vest.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting dates reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the company, will ultimately vest. This opinion is formed based on the best available information at balance date.

(ix) Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(x) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

(xi) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received an all attaching conditions will be complied with.

Notes to the Half-Year Financial Statements (continued)
For the Half-Year ended 31 December 2005

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(xii) Income Tax

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probably that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(xiii) Goods & Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- *receivables and payables are stated with the amount of GST included.*

Cash flows arising from operating activities are included in the Cash Flow Statement on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

(xiv) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits/losses on a net basis in their respective categories.

(xv) Earnings per share

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xvi) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

(xvii) Borrowing costs

Borrowing costs are expensed as incurred.

(xviii) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes to the Half-Year Financial Statements (continued)
For the Half-Year ended 31 December 2005

(e) AASB1 Transitional exemptions

The company has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards as follows:

Share Based Payment Transactions
AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(f) Impact of adoption of AIFRS

As is detailed in Note 1(e), the company has made its election to apply AASB2 'Share-Based Payments" only to equity instruments granted after 7 November 2002. The only issue of options to employees of the company that had not fully vested at 30 June 2005 occurred prior to 7 November 2002. Accordingly, the company is not required to quantify the impact of the adoption of AIFRS on total equity or net profit as at the date of transition.

Note 2. Revenues and Expenses

	31 December 2005 $	31 December 2004 $
(a) Revenue		
Interest from external parties	210,279	325,161
	210,279	**325,161**
(b) Other Income		
Government grants released	94,716	86,127
Foreign exchange gains/(losses):		
Realised	(4,944)	46,523
Unrealised	(9,695)	31,315
	80,077	**163,965**
(c) Expenses		
Depreciation	9,493	11,448
Amortisation of intangible	638,750	638,750
Employee benefits	720,091	675,511
Expense of share based payments	6,509	-

Notes to the Half-Year Financial Statements (continued)
For the Half-Year ended 31 December 2005

Note 3. Issued Capital

	31 December 2005 $	30 June 2005 $
Ordinary shares		
Issued and fully paid	33,836,665	33,836,565
	33,836,665	33,836,565

	No.	$
Movement in ordinary shares on issue		
At 1 July 2005	355,261,090	33,836,565
Shares issued during the period		
Issued during the period for cash on exercise of share options	500	100
	355,261,090	33,836,665

	No.	$
Movement in ordinary shares on issue		
At 1 July 2004	355,255,250	33,839,365
Shares issued during the period		
Issued during the period for cash on exercise of share options	4,840	(3,000)
	355,260,090	33,836,365

Note 4. Segment Information

The company operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

Note 5. Contingent Liabilities & Contingent Assets

There were no contingent liabilities or contingent assets at 31 December 2005.

Note 6. Events after the Balance Sheet Date

On 17 February 2006 the company announced that it had received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million.

The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange (ASX) Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Note 7. Additional Information

Reconciliation of Cash

	31 December 2005	30 December 2004
Cash at bank	1,960,048	1,326,948
Term deposits	5,000,000	9,500,000
	6,960,048	10,826,948

Director's Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company:

(i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the company; and

(ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne, 17 February 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent review report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration, for Antisense Therapeutics Limited (the company) for the half year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included

in the Directors' Report. In addition to our review of the financial report, we were not engaged to undertake other non-audit services.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of Antisense Therapeutics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
17 February 2006

OTHER INFORMATION

	Half-year to 31/12/05	Half-year to 31/12/04
NTA backing		
Net tangible asset backing per ordinary security	1.92 cents	3.09 cents
Earnings per share		
Basic earnings per share (cents per share)	(0.79) cents	(1.02) cents
Diluted earnings per share (cents per share)	(0.79) cents	(1.02) cents

Status of review of accounts

This Appendix 4D is based on accounts which have been reviewed. The review report is included with the financial report.



17 February 2006

Share Placement to Institutional & Professional Investors

The Directors of Antisense Therapeutics Limited (ASX: ANP) advise that the Company has received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million. The placement was managed by Lodge Corporate Services.

As part of the placement, the Company's major shareholder, Circadian Technologies Limited, has agreed to subscribe for $1 million worth of ordinary shares at the placement price.

The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Based on current cash reserves, this capital raising will increase the Company's cash balance to $10.1 million.

Antisense Therapeutics' CEO Mark Diamond said "We are very pleased with the support received for this placement with participation from our major shareholder and the Company's share register strengthened with the addition of 10 Australian institutional investors. We believe this strong institutional endorsement of the raising stems from a renewed global interest in the potential of antisense technology generally, as evidenced by the recent share price rise of ISIS following the release of favourable data in relation to its cholesterol lowering application of the technology, which is currently in Phase II trials. Including our own MS application of the technology, we understand there are now over 15 antisense projects globally in Phase II or III clinical trials. "

The majority of the funds raised by the placement will be used for the Company's Phase IIa trial of its antisense compound ATL1102, in patients with relapsing remitting multiple sclerosis.

Patient enrolment and dosing in the ATL1102 Phase IIa trial are planned to commence at the primary trial site in Q1 2006 and the other 8 trial centres will, in turn, be initiated in the coming months. The treatment and patient monitoring stages of the 80-patient trial are forecast to be completed by the end of 2006 assuming patient recruitment proceeds at the anticipated rate. Based on this results are expected to be reported in the first half of 2007.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004 there remains a high demand for more effective and better tolerated treatments.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company who's business is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

ASIC registered agent number

lodging party or agent name ANTISENSE THERAPEUTICS LIMITED

office, level, building name or PO Box no. LEVEL 1

street number & name 10 WALLACE AVENUE

suburb/city TOORAK state/territory VIC postcode 3142

telephone (03) 9827 8999

facsimile (03) 9827 1166

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company

name ANTISENSE THERAPEUTICS LIMTED

A.C.N. 095 060 745

B a body (other than a company)

name

A.R.B.N. (*if applicable*)

C a registered scheme

name

A.R.S.N.

Financial period

from 1/07/2005 to 31/12 /2005

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:

if a company or a body — a director or secretary or the equivalent

if a registered scheme — a director or secretary of the responsible entity acting in that capacity

name of responsible entity

A.C.N

name of person signing (print) NATALIE KORCHEV capacity COMPANY SECRETARY

sign here N. Korchev date 21 / 2 / 2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

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- The time actually spent reading the instructions, working on the question and obtaining the information
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Antisense Therapeutics Limited
ABN 41 095 060 745

Half-Year Financial Report 31 December 2005

Therapeutics in March 2005 in light of safety issues associated with Biogen Idec and Elan Corporation's multiple sclerosis drug Tysabri® and in May 2005 the company established and convened an independent Medical Advisory Board (MAB) to consider the potential development paths for ATL1102. Although ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, both compounds target the same immune system protein (VLA-4).

In August 2005, the MAB unanimously recommended that the company continue the development of ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues related to JC viral activation and the appearance of progressive multifocal leukoencephalopathy (PML) reported in the Tysabri® trials. The directors of Antisense Therapeutics accepted and agreed with this recommendation.

Outlook

The trial will be conducted at 9 sites across Germany, which includes the primary trial centre, for which Ethics Committee approval has been received. Applications to initiate these other sites have been filed with the Institutional Review Boards and Ethics Committees of the respective participating centres. Enrolment and dosing will commence at each site as the requisite approvals are received.

Psoriasis (ATL1101) Project

ATL1101 is a 2nd generation antisense inhibitor designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis. ATL1101 is being developed as a topical cream for the treatment of mild to moderate plaque psoriasis.

The psoriasis study is supported by a Commonwealth Government R&D Start grant of $1.1 million.

On 4 October 2005, the company announced results from its "proof of concept" study of ATL1101 in patients with psoriasis. In this study ATL1101 cream demonstrated activity in the psoriasis patients and was well tolerated. ATL1101 was also compared to two currently marketed prescription medications for the treatment of psoriasis (calcipotriol and betamethasone) and these products were found to be more effective than ATL1101 in this study.

Outlook

ATL1101 may show improved efficacy in a larger, longer-term clinical trial, or improved activity through possible formulation enhancement or by combining the product with another agent to increase its usefulness or utility. Accordingly, the Company is exploring the opportunity to continue the development of ATL1101 with relevant pharmaceutical companies.

ATL1103 for Acromegaly, Sight Disorders and Macular Degeneration

ATL1103, a 2nd generation antisense inhibitor of the growth hormone receptor, is being developed as a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (abnormal growth disorder of the organs, face, hands, feet), and sight disorders such as diabetic retinopathy and wet age-related macular degeneration.

On 12 September 2005, the company announced results showing that ATL1103 significantly reduced retinal neovascularisation (new blood vessel formation) in an animal model of retinopathy. These results highlight the therapeutic potential of ATL1103 as a prospective treatment for diabetic retinopathy and wet age-related macular degeneration, two major causes of blindness.

Outlook

The company is in the process of testing 3 potential lead antisense compounds in a primate study and if successful will select the best performing of these compounds to take into clinical development with the placing of orders for active pharmaceutical ingredient for use in the pre-clinical safety studies that are the precursor to human clinical trials.

Antisense Therapeutics Limited
ABN 41 095 060 745

Half-Year Financial Report 31 December 2005

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

DIRECTORS' REPORT

The Board of Directors of Antisense Therapeutics Limited ("ATL" or "company") has pleasure in submitting its report in respect of the financial half-year ended 31 December 2005.

Directors

The names of the directors in office during or since the end of the half-year are:

Mr Robert W Moses (Chairman)
Mr Mark Diamond (Managing Director)
Dr Chris Belyea
Dr Stanley Crooke
Prof Graham Mitchell
Prof George Werther

Unless otherwise indicated, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activity of the company is to utilise antisense technology to develop therapeutics for important human diseases.

Results and Review of Operations

Results
The Company reported a loss for the half-year of $2,799,607 (2004: $3,620,714). The loss is after fully expensing all research and development costs.

The current reporting period result reflects a decrease in research and development expenditure compared to the half-year ended 31 December 2004. This decrease in research and development activity is associated with the halt of the Phase IIa clinical trial of ATL1102 (which is to be restarted in 2006) and the completion, during the period, of the ATL1101 "proof of concept" clinical study.

Review of Operations
Detailed below is an update on the status of the Company's development projects and overall operations for the half-year ended 31 December 2005.

Antisense Therapeutics Limited's 30 June 2005 annual report contains detailed background information relating to its operations including its research and development projects and collaboration partners/agreements and should be read in conjunction with this report.

Multiple Sclerosis (ATL1102) Project
ATL1102 is a second generation antisense inhibitor of an immune system protein called VLA-4 and is designed to block the synthesis of this protein which is known to play a key role in the onset and progression of multiple sclerosis (MS).

On 12 January 2006, the company was pleased to report that the Ethics Committee of the University of Essen in Germany had approved the company's application to restart the Phase IIa trial. Patient enrolment and dosing are expected to commence at this centre in 1Q'06. This trial had been voluntarily halted by Antisense

Therapeutics in March 2005 in light of safety issues associated with Biogen Idec and Elan Corporation's multiple sclerosis drug Tysabri® and in May 2005 the company established and convened an independent Medical Advisory Board (MAB) to consider the potential development paths for ATL1102. Although ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, both compounds target the same immune system protein (VLA-4).

In August 2005, the MAB unanimously recommended that the company continue the development of ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues related to JC viral activation and the appearance of progressive multifocal leukoencephalopathy (PML) reported in the Tysabri® trials. The directors of Antisense Therapeutics accepted and agreed with this recommendation.

Outlook

The trial will be conducted at 9 sites across Germany, which includes the primary trial centre, for which Ethics Committee approval has been received. Applications to initiate these other sites have been filed with the Institutional Review Boards and Ethics Committees of the respective participating centres. Enrolment and dosing will commence at each site as the requisite approvals are received.

Psoriasis (ATL1101) Project

ATL1101 is a 2nd generation antisense inhibitor designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis. ATL1101 is being developed as a topical cream for the treatment of mild to moderate plaque psoriasis.

The psoriasis study is supported by a Commonwealth Government R&D Start grant of $1.1 million.

On 4 October 2005, the company announced results from its "proof of concept" study of ATL1101 in patients with psoriasis. In this study ATL1101 cream demonstrated activity in the psoriasis patients and was well tolerated. ATL1101 was also compared to two currently marketed prescription medications for the treatment of psoriasis (calcipotriol and betamethasone) and these products were found to be more effective than ATL1101 in this study.

Outlook

ATL1101 may show improved efficacy in a larger, longer-term clinical trial, or improved activity through possible formulation enhancement or by combining the product with another agent to increase its usefulness or utility. Accordingly, the Company is exploring the opportunity to continue the development of ATL1101 with relevant pharmaceutical companies.

ATL1103 for Acromegaly, Sight Disorders and Macular Degeneration

ATL1103, a 2nd generation antisense inhibitor of the growth hormone receptor, is being developed as a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (abnormal growth disorder of the organs, face, hands, feet), and sight disorders such as diabetic retinopathy and wet age-related macular degeneration.

On 12 September 2005, the company announced results showing that ATL1103 significantly reduced retinal neovascularisation (new blood vessel formation) in an animal model of retinopathy. These results highlight the therapeutic potential of ATL1103 as a prospective treatment for diabetic retinopathy and wet age-related macular degeneration, two major causes of blindness.

Outlook

The company is in the process of testing 3 potential lead antisense compounds in a primate study and if successful will select the best performing of these compounds to take into clinical development with the placing of orders for active pharmaceutical ingredient for use in the pre-clinical safety studies that are the precursor to human clinical trials.

Events after Balance sheet Date

On 17 February 2006 the company announced that it had received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million.

The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange (ASX) Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this report for the period ended 31 December 2005.

Auditor's Independence Declaration

The Directors have obtained a declaration of independence from Ernst & Young, the company's auditors, which is attached to this report.

For and on behalf of the Board:

Mark Diamond
Director

Robert Moses
Director

Melbourne
17 February 2006



■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Antisense Therapeutics Limited

In relation to our review of the financial report of Antisense Therapeutics Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Denis Thorn
Partner
17 February 2006

Condensed Income Statement

For the Half-Year Ended 31 December 2005

	Note	2005 $	2004 $
Revenue	2	210,279	325,161
Other Income		80,077	163,965
Administrative expenses		(632,283)	(609,745)
Occupancy expenses		(50,265)	(51,752)
Patent expenses		(102,759)	(47,291)
Research and development expenses		(1,659,397)	(2,762,303)
Research and development expenses - amortisation of intellectual property		(638,750)	(638,750)
Share Based Payment		(6,509)	0
Loss before income tax		**(2,799,607)**	**(3,620,714)**
Income tax benefit			-
Net loss for the period		**(2,799,607)**	**(3,620,714)**
Net loss attributable to members of Antisense Therapeutics Limited		**(2,799,607)**	**(3,620,714)**
Earnings per share (cents per share)			
- basic for profit for the half-year		(0.79)	(1.02)
- diluted for profit for the half-year		(0.79)	(1.02)

Condensed Balance Sheet
As at 31 December 2005

	Note	As at 31 December 2005 $	As at 30 June 2005 $
ASSETS			
Current Assets			
Cash and cash equivalents		6,960,048	8,821,132
Trade and other receivables		53,012	83,662
Prepayments		379,442	395,924
Total Current Assets		7,392,502	9,300,718
Non-Current Assets			
Property, plant and equipment		30,129	38,350
Intangible assets		1,244,250	1,883,000
Total Non-Current Assets		1,274,379	1,921,350
TOTAL ASSETS		8,666,881	11,222,068
Current Liabilities			
Trade and other payables		521,596	249,267
Provisions		73,938	108,457
Total Current Liabilities		595,534	357,724
TOTAL LIABILITIES		595,534	357,724
NET ASSETS		8,071,347	10,864,344
Equity			
Issued Capital	3	33,836,665	33,836,565
Accumulated losses		(26,497,712)	(23,698,106)
Reserves		725,885	725,885
Employee Option Reserve		6,509	-
Total Equity		8,071,347	10,864,344

Condensed Cash Flow Statement

For the Half-Year Ended 31 December 2005

	Note	2005 $	2004 $
Cash Flows from operating activities			
Receipts from customers		213,969	314,788
Payments to suppliers and employees		(2,142,774)	(3,929,036)
Receipt of government grants		69,213	34,959
Net cash flows used in operating activities		(1,859,592)	(3,579,289)
Cash Flows from investing activities			
Purchase of property, plant and equipment		(1,592)	(11,995)
Net cash flows used in investing activities		(1,592)	(11,995)
Cash Flows from financing activities			
Proceeds from issue of shares and options		100	968
Other			(3,969)
Net cash flows used in financing activities		100	(3,001)
Net increase / (decrease) in cash and cash equivalents		(1,861,084)	(3,594,285)
Cash and cash equivalents at beginning of period		8,821,132	14,421,231
Cash and cash equivalents at end of period	7	6,960,048	10,826,948

Condensed Statement of Changes in Equity

For the Half-Year Ended 31 December 2005

	Issued Capital $	Retained Earnings $	Other Reserves $	Total Equity $
At 1 July 2004	33,839,365	(17,432,267)	725,885	17,132,983
Loss for the period		(3,620,714)		(3,620,714)
Exercise of Options	969			969
Transaction costs arising on share issues	(3,969)			(3,969)
Cost of share-based payment				
At 31 December 2004	33,836,365	(21,052,981)	725,885	13,509,269
At 1 July 2005	33,836,565	(23,698,106)	725,885	10,864,344
Loss for the period		(2,799,607)		(2,799,607)
Exercise of Options	100			100
Transaction costs arising on share issues				
Cost of share-based payment			6,509	6,509
At 31 December 2005	33,836,665	(26,497,712)	732,394	8,071,347

Notes to the Half-Year Financial Statements
For the Half-Year ended 31 December 2005

Note 1. Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Antisense Therapeutics Limited as at 30 June 2005. The 30 June 2005 annual financial report was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP"). It is also recommended that the half-year financial report be considered together with any public announcements made by Antisense Therapeutics Limited during the half-year ended 31 December 2005 in accordance with its continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The half-year financial report has been prepared in accordance with historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Going Concern Basis of Preparation

This financial report has been prepared on a going concern basis. In common with start-up biotechnology companies:

- the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken; and
- the going concern basis assumes that the existing cash reserves and future capital raisings will be sufficient to enable the company to successfully execute its existing and future plans.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation nor of the inability of the company to obtain adequate funding. The ability of the company to realise the carrying value of the intangible asset is subject to successful operation of the company's existing and future plans.

(c) Statement of compliance

This half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(d) below.

(d) Summary of significant accounting policies

(i) Foreign currency translation

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

(ii) **Property, plant and equipment**

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any indication of impairment exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

(iii) Intangible Assets

Intangible assets are amortised on a straight-line basis over the term of the rights granted, which is currently expected to be five years. The intangible assets are tested for impairment where an indicator of impairment exists and useful lives are examined at each balance date and adjustments, where applicable are charged to the Income Statement .

(iv) Research and Development Costs

Research costs are expensed as incurred.

Development costs are carried forward when future recoverability can reasonably assured.

The carrying value of development costs is reviewed for impairment when an indicator of impairment arises indicating that the carrying value may not be recoverable.

(v) Recoverable amounts of non-current assets

At each reporting date, the company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined fro the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

(vi) Trade and other receivables

Receivables are recognised and carried at the nominal amount due, which approximates fair value because of their short-term nature. Interest is taken up as income on an accrual basis.

(vii) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(viii) Share-based payment transactions

The company provides benefits to employees (including directors) of the company in the form of share-based payment transactions, whereby employees are provided with long-term incentives through the company's Employee Option Plan.

The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model. The cost of these transactions is recognised, together with a corresponding increase in equity, over the period in which the options vest.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting dates reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the company, will ultimately vest. This opinion is formed based on the best available information at balance date.

(ix) Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(x) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

(xi) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received an all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(xii) Income Tax

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probably that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(xiii) Goods & Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the Cash Flow Statement on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

(xiv) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits/losses on a net basis in their respective categories.

(xv) Earnings per share

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xvi) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

(xvii) Borrowing costs

Borrowing costs are expensed as incurred.

(xviii) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

(e) AASB1 Transitional exemptions

The company has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards as follows:

Share Based Payment Transactions
AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(f) Impact of adoption of AIFRS

As is detailed in Note 1(e), the company has made its election to apply AASB2 'Share-Based Payments" only to equity instruments granted after 7 November 2002. The only issue of options to employees of the company that had not fully vested at 30 June 2005 occurred prior to 7 November 2002. Accordingly, the company is not required to quantify the impact of the adoption of AIFRS on total equity or net profit as at the date of transition.

Note 2. Revenues and Expenses

	31 December 2005 $	31 December 2004 $
(a) Revenue		
Interest from external parties	210,279	325,161
	210,279	**325,161**
(b) Other Income		
Government grants released	94,716	86,127
Foreign exchange gains/(losses):		
Realised	(4,944)	46,523
Unrealised	(9,695)	31,315
	80,077	**163,965**
(c) Expenses		
Depreciation	9,493	11,448
Amortisation of intangible	638,750	638,750
Employee benefits	720,091	675,511
Expense of share based payments	6,509	-

Notes to the Half-Year Financial Statements (continued)

For the Half-Year ended 31 December 2005

Note 3. Issued Capital

	31 December 2005 $	30 June 2005 $
Ordinary shares		
Issued and fully paid	33,836,665	33,836,565
	33,836,665	33,836,565

	No.	$
Movement in ordinary shares on issue		
At 1 July 2005	355,261,090	33,836,565
Shares issued during the period		
Issued during the period for cash on exercise of share options	500	100
	355,261,090	33,836,665

	No.	$
Movement in ordinary shares on issue		
At 1 July 2004	355,255,250	33,839,365
Shares issued during the period		
Issued during the period for cash on exercise of share options	4,840	(3,000)
	355,260,090	33,836,365

Note 4. Segment Information

The company operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

Note 5. Contingent Liabilities & Contingent Assets

There were no contingent liabilities or contingent assets at 31 December 2005.

Note 6. Events after the Balance Sheet Date

On 17 February 2006 the company announced that it had received subscriptions through a private placement to Australian institutions and professional investors for the issue of 109,090,909 ordinary shares at $0.033 per share to raise $3.6 million.

The proposed issue is subject to shareholder approval, as required by Australian Stock Exchange (ASX) Listing Rules, at a general meeting to take place on Thursday, 6 April 2006.

Note 7. Additional Information

Reconciliation of Cash

	31 December 2005	30 December 2004
Cash at bank	1,960,048	1,326,948
Term deposits	5,000,000	9,500,000
	6,960,048	10,826,948

Director's Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company:

   (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the company; and
   (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne, 17 February 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent review report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration, for Antisense Therapeutics Limited (the company) for the half year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included

in the Directors' Report. In addition to our review of the financial report, we were not engaged to undertake other non-audit services.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of Antisense Therapeutics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 31 December 2005 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Denis Thorn
Partner
Melbourne
17 February 2006